UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)

Ms. Shirley Li

Ocean Link Asia Limited

Unit 1903B-05 Exchange Tower

33 Wang Chiu Road, Kowloon Bay

Hong Kong

Facsimile: +852 3421 0430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100

1	Name of Reporting Persons Ocean Imagination L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) PN

(1)             Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean Imagination L.P.

(2)             The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by Ocean Imagination L.P. The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Imagination L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Ocean Voyage L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) PN

(1)             Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean Voyage L.P. Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)             The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by Ocean Voyage L.P. The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean Voyage L.P. represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Ocean General Partners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)             Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)             The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by Ocean General Partners Limited (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Ocean General Partners Limited represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Nanyan Zheng
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) IN

(1)             Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Mr. Nanyan Zheng. Mr. Nanyan Zheng is a director of, and owner of 50% equity interests in, Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)             The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by Mr. Nanyan Zheng. The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Mr. Nanyan Zheng represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

1	Name of Reporting Persons Tianyi Jiang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) IN

(1)             Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Mr. Tianyi Jiang. Tianyi Jiang is a director of, and owner of 50% equity interests in, Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)             The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by Mr. Tianyi Jiang. The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by Mr. Tianyi Jiang represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

Introductory Note

This amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”) by each of Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited, Mr. Nanyan Zheng and Mr. Tianyi Jiang with respect to the Class A common shares, par value $0.001 per share of eHi Car Services Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

Item 3.           Source and Amount of Funds or Other Considerations

Item 3 is hereby amended by adding the following:

This Amendment No. 1 is not being made as a result of any particular acquisitions or dispositions of common shares by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

The descriptions of the principal terms of the Consortium Agreement (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.           Purpose of Transaction

Item 4 is hereby amended by adding the following:

On April 6, 2018, Ocean Imagination entered into a consortium agreement (the “Consortium Agreement”) with Ctrip Investment Holding Ltd. (“Ctrip Investment”, and together with Ocean Imagination, the “Consortium Members”), pursuant to which the Consortium Members will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer, as contemplated by the preliminary, non-binding proposal submitted by an affiliate of Ocean Imagination to the Issuer on April 2, 2018.

The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Issuer, including conducting due diligence of the Issuer and its business; (b) discussions regarding the Transaction and the Issuer; (c) negotiations of the terms of definitive documentation in connection with the Transaction; and (d) engagement of advisors. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Consortium Members and/or the Issuer being unable to reach agreement on the terms of the Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Consortium Members have agreed to deal exclusively with each other with respect to the Transaction.

References to the Consortium Agreement in this Statement are qualified in their entirety by reference to the Consortium Agreement, a copy of which is attached hereto as Exhibit 7.02, and incorporated herein by reference in their entirety.

Item 5.           Interest in Securities of the Issuer

Item 5(a)–(b) of the Original Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 are hereby incorporated by reference in this Item 5.

As of the date hereof, each Reporting Person may be deemed under Rule 13d-3 to beneficially own (i) 538,764 Class A common shares (including 438,764 Class A common shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B common shares, which represent approximately 11.0% of the outstanding Class A common shares (based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, furnished under cover of Form 6-K on November 30, 2017 (the “Proxy Statement”), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons). Each Reporting Person may be deemed to beneficially own 6.5% of the total common shares outstanding, which percentages are calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and the Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

The Reporting Persons may be deemed to be members of a “group” with other Consortium Members pursuant to Section 13(d) of the Act as a result of entering into the Consortium Agreement. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the common shares beneficially owned by the members of the group as a whole. As such, each Reporting Person may be deemed to beneficially own an aggregate of 4,838,764 Class A common shares and 23,767,404 Class B common shares, which represent approximately 20.4% of the total common shares outstanding and approximately 33.2% of the aggregate voting power of the total issued and outstanding common shares of the Issuer, based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement. However, each Reporting Person expressly disclaims beneficial ownership of the common shares beneficially owned by any other reporting person(s) or other Consortium Members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any common shares of the Issuer that are beneficially owned by any other reporting person(s) or other Consortium Members. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person(s) or other Consortium Members.

Item 5 (c) of the Original Schedule 13D is hereby amended and supplemented as follows:

Except as set forth in Items 3 and 4, no transactions in any of the common shares have been effected by any Reporting Person since the filing of the Original Schedule 13D.

Item 6.           Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.           Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and among the Reporting Persons, dated April 5, 2018 (incorporated by reference to Exhibit 7.01 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on April 5, 2018).

Exhibit 7.02                              Consortium Agreement by and between Ocean Imagination L.P. and Ctrip Investment Holding Ltd., dated April 6, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2018

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang